

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Peter Blume-Jensen, M.D., Ph.D.
Chief Executive Officer and President
Acrivon Therapeutics, Inc.
480 Arsenal Way, Suite 100
Watertown, MA 02472

> **Re:** **Acrivon Therapeutics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Exhibit Nos. 10.5, 10.6, and 10.7**
> **Filed November 8, 2022**
> **File No. 333-267911**

Dear Dr. Blume-Jensen:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance